Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2010 RESULTS;
NEW MINES CONTRIBUTE TO RECORD FINANCIAL RESULTS;

FULL YEAR EARNINGS UP 284%;

RECORD GOLD RESERVES UP 16%

Toronto (February 16, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $88.0 million, or $0.53 per share for the fourth quarter of 2010.  This result includes a non-cash foreign currency translation loss of $10.4 million, or $0.06 per share, stock option expense of $7.2 million, or $0.04 per share, and a gain on sale of investments of $11.3 million, or $0.06 per share.  In the fourth quarter of 2009, the Company reported net income of $47.9 million, or $0.31 per share.

Fourth quarter 2010 cash provided by operating activities was $90.6 million (a record $179.4 million before changes in non-cash components of working capital) up from cash provided by operating activities of $53.7 million in the fourth quarter of 2009 ($99.1 million before changes in non-cash components of working capital), primarily due to 57% higher gold production and significantly higher metal prices.

“The growth plan that transformed the Company over the past several years has resulted in record gold reserves and record annual financial and operating results”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “As Agnico-Eagle begins the next five-year growth phase from our expanded production platform, our strategy remains unchanged.  The focus continues to be to increase our gold reserves, gold production, earnings and cash flows, each on a per-share basis”, added Mr. Boyd.

Fourth quarter and full year 2010 highlights include:

•                  Record earnings and cash flows — annual earnings up 284%, cash provided by operating activities up 320%, year over year

•                  Record annual gold production — quarterly production of 256,469 ounces contributed to record annual gold production of 987,609 ounces; up 100% year over year

•                  Good cost control — Full year total cash costs per ounce of $451(1).  Minesite costs per tonne(2) targets achieved at the steady state mines of LaRonde, Goldex, Lapa and Pinos Altos

•                  Record Quarter at Pinos Altos — record quarterly gold production of 39,289 ounces at total cash costs of $365 per ounce.  First gold pour from Creston Mascota satellite project occurred in December

(1) Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

(2) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

•                  Record gold reserves — gold reserves rise 2.9 million ounces net of production, or 16%, to a record 21.3 million ounces(3).  Record exploration expenditure planned for 2011

For the full year 2010, the Company recorded net income of $332.1 million, or $2.05 per share.  In 2009, Agnico-Eagle recorded net income of $86.5 million, or $0.55 per share.  Compared with the prior year, 2010 earnings were positively affected by a greater than 100% increase in gold production as a result of a full year of production at Kittila, Pinos Altos and Lapa, the startup of production at the Meadowbank mine in March, combined with higher realized prices for gold, silver, copper and zinc.

For 2010, the Company recorded cash provided by operating activities of $483.5 million ($581.7 million before changes in non-cash components of working capital).  This is significantly up from 2009, when cash provided by operating activities totaled $115.1 million ($232.5 million before changes in non-cash components of working capital).  The increase was primarily due to the previously mentioned increase in 2010 gold production, as well as significant increases in realized prices for all produced metals in 2010.

Payable gold production(4) in the fourth quarter of 2010 was 256,469 ounces compared to 163,276 ounces in the fourth quarter of 2009.  A detailed description of the production and cost performance by mine may be found in the respective sections later in this document.

Total cash costs for the fourth quarter of 2010, based on the Company’s historic policy of attributing all stripping costs into current period costs, were $485 per ounce (versus $297 per ounce for fourth quarter 2009).  However, to be consistent with other gold producers, going forward the Company will report total cash costs using the more common industry practice of deferring certain stripping costs (which is in line with the practice recommended by the Gold Institute) that can be attributed to future production.  Under this methodology, the Company’s cash costs for the fourth quarter of 2010 were $462 per ounce.  This compares with $295 per ounce in the fourth quarter of 2009, calculated on the same basis.

The increase in total cash costs per ounce in the fourth quarter of 2010 is mainly due to higher costs at Kittila in October and November and high costs at Meadowbank as the mine continues to ramp-up to full production rates.

The Company’s payable gold production for the full year 2010 was a record 987,609 ounces at total cash costs per ounce of $451, excluding a portion of stripping costs as described above.  The full year production is 1.2% below the bottom end of the range of guidance provided in December 2009.  The lower than anticipated gold production in the year is largely due to the slower than anticipated ramp-up at the new Meadowbank mine.  Additionally, the shortfall is partly a result of lower than expected grades at LaRonde and Lapa in the fourth quarter of 2010.

The 2010 production compares to the full year 2009 level of 492,972 ounces at total cash costs per ounce of $346.  The higher production in 2010 was due to the opening and optimizing of the new mines.  The higher total cash costs per ounce were primarily due to the impact of Meadowbank’s higher cost start-up phase in 2010 (higher than expected at $693 for the year mainly due to reduced throughput related to crushing issues).

(3)  Reserves are exclusive of resources.  See attached table “Detailed Mineral Reserve and Resource Data (as at December 31, 2010)” for detailed breakdown of reserves and resources

(4)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

The linked graph below presents the increase in gold production per share over the past 10 years.  The Company believes that increasing this metric, and thereby increasing shareholders exposure to gold on a per share basis over time, is one of the best ways to increase shareholder returns.

Gold Production Per 1000 Shares

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 17, 2011 at 11:00 AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.  A detailed mineral reserve and resource update will also be provided.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 800-814-4861.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or the Toll-free access number 877-289-8525, passcode 4403795#.

The conference call replay will expire on Thursday, February 24, 2011.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents decreased to $104.6 million at December 31, 2010 from the September 30, 2010 balance of $148.1 million, as the Company repaid $65 million of its long term debt during the quarter.

Capital expenditures in the fourth quarter were $115.0 million, including $28.2 million at Pinos Altos, $26.1 million at Meadowbank, $23.7 million at LaRonde, $18.7 million at Kittila, $8.8 million on Goldex and $7.3 million at Lapa.  For the full year 2010, capital expenditures totaled $511.6 million.

With its cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of December 31, 2010 were approximately $1.1 billion.

Gold Reserves Rise to Record Level

At year-end 2010, the Company’s proven and probable gold reserves totaled 21.3 million ounces, net of depletion, an increase of 2.9 million ounces (or 16%) over 2009 levels.  The largest increase (2.6 million ounces) came from the conversion of resources to reserves at the new Meliadine project in Nunavut, Canada (acquired in July 2010).

Another large contribution to the total came from Kittila where approximately 0.9 million ounces of reserves were added in 2010, net of depletion.  Kittila now has the highest level of gold reserves at any of the Company’s properties.

This exploration success continues Agnico-Eagle’s track record of increasing its shareholders exposure to gold.  During the year, the number of shares outstanding increased by approximately 8%, while the gold reserves increased by approximately 16%.  A graph showing the increase in reserves per share over the past 10 years is linked below.

Gold Reserves Per 1000 Shares

In 2011, it is expected that Agnico-Eagle’s overall mineral reserves will continue to grow as the Company continues to convert its resources to reserves and continues the exploration of its properties outside of the currently known resource.  Agnico-Eagle’s goal is to increase gold reserves from its existing portfolio of mines and projects to more than 22 million ounces by year-end 2011.  During 2011, the Company expects to invest approximately $145 million in exploration.

The Company’s year-end 2010 gold reserves, net of 987,609 ounces of gold production, is set out below:

	Proven & Probable Reserve (000s ounces)
Gold Reserves By Mine	2010	2009
LaRonde	4,818	4,849

Goldex	1,566	1,630

Lapa	677	843

Kittila	4,880	4,025

Pinos Altos	3,271	3,396

Meadowbank	3,486	3,655

Meliadine	2,600	—

Total	21,298	18,398

Amounts presented in the table and in this press release have been rounded to the nearest thousand. See attached table “Detailed Mineral Reserve and Resource Data (as at December 31, 2010)” for detailed breakdown of the Company’s reserves and resources.

Agnico-Eagle’s byproduct proven and probable reserves include approximately 124 million ounces of silver, 404,000 tonnes of zinc and 95,000 tonnes of copper.

The metals prices and exchange rates used in the reserve and resource calculation are the trailing three-year averages for such prices or rates, as mandated by the U.S. Securities and Exchange Commission (the “SEC”).  The assumptions used in calculating the 2010 reserves and resources were $1024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead, a C$/US$ exchange rate of 1.08, a US$/Euro exchange rate of 1.40, and a Mexican Peso/US$ exchange rate of 12.43.  For a 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 3% change in proven and probable reserves.

The byproduct reserves and resources for silver, zinc, copper and lead contained in the LaRonde orebody, and the silver reserves contained at Pinos Altos, are presented in the “Detailed Mineral Reserve and Resource Data” section set out near the end of this news release.  These byproduct reserves are not included in Agnico-Eagle’s gold reserve and resource totals.

Large Conversion of Gold Resources to Reserves in 2010

Exploration drilling during 2010 resulted in 2.9 million ounces of gold being converted from the resource category into the reserve category.  In spite of this conversion, the resources continued to grow at several of the mines and projects.

In 2010, the Company’s indicated mineral resources increased marginally over 2009 levels, largely due to the addition of indicated mineral resource at the Meliadine property.  The Company’s inferred resources as at the end of 2010 increased significantly over the 2009 level, with the largest contribution to this increase coming from the Meliadine and Bousquet properties.

However, these increases take into account a restatement of the 2009 resource at Meadowbank.  Approximately 2.0 million ounces of indicated resource (19,763,101 tonnes grading 3.19 g/t) and 0.2 million ounces of inferred resource (2,431,310 tonnes grading 2.66 g/t) were overstated due to an arithmetic error.  These resources were not within planned pit limits and were not part of the life of mine plan.

LaRonde Mine — Steady 2010 Performance As Expected

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde contain approximately 4.8 million ounces from 34.7 million tonnes grading 4.3 grams per tonne (“g/t”).

The LaRonde mill processed an average of 6,918 tonnes per day (“tpd”) in the fourth quarter of 2010, compared with an average of 6,983 tpd in the corresponding period of 2009.  Milling performance for the full year 2010 was approximately 7,102 tpd versus 6,975 tpd in 2009.  LaRonde has been operating at a steady state of approximately 7,000 tonnes per day for more than seven years, since its final expansion in 2003.

Minesite costs per tonne were approximately C$79 in the fourth quarter of 2010.  These costs are higher than the C$69 per tonne experienced in the fourth quarter of 2009.  The increase is largely due to higher costs for labour, chemical reagents and fuel.  Additionally, a higher proportion of ore from the lower levels was mined in 2010 leading to higher haulage costs.

Minesite costs per tonne for the full year 2010 were on budget at approximately C$75, approximately 4% higher than in 2009 (C$72) mainly due to cost pressures as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were minus $250 in the fourth quarter on production of 38,405 ounces of gold.  This compares with the fourth quarter of 2009 when total cash costs per ounce were minus $84 on production of 46,397 ounces of gold.  The decrease in total cash costs is largely due to significantly higher byproduct metal prices.  The lower gold production in the 2010 period is largely related to lower grades as the mine extracted some lower grade tonnage which had become economic due to higher zinc and gold prices.

For the full year 2010, LaRonde’s total cash costs per ounce were minus $7 on gold production of 162,806 ounces, placing it among the lowest cash cost gold mines in the industry.  This compares to total cash costs per ounce of $103 on gold production of 203,494 in 2009, as lower gold production in 2010 (lower grades extracted as mentioned above) was more than offset by stronger byproduct metals prices.

The total cash cost per ounce performance of Agnico-Eagle’s three Quebec mines is particularly noteworthy in light of the relative strength of the Canadian dollar in 2010 (up 6% versus the US dollar).

Gold production in 2011 at LaRonde is expected to be approximately 157,000 ounces as the gold grade of the stopes scheduled to be mined does not increase until late in the year, when the deeper, gold rich, ore is accessed via the new internal shaft of the LaRonde Extension.  Post-2011, LaRonde is expected to ramp up to an average life of mine production of 338,000 ounces of gold per year, reflecting the higher gold grades at depth.  This project remains on time and on budget.

Goldex Mine — Achieves Record Annual Gold Production

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 27.8 million tonnes grading 1.8 g/t.

The Goldex mill processed an average of 7,844 tpd in the fourth quarter of 2010.  During the fourth quarter of 2009, the plant processed 7,655 tpd.  Milling performance for the full year 2010 was 7,621 tpd compared to 7,164 tpd in 2009.  This strong tonnage performance was largely due to the full year operation of the permanent secondary crushing unit, which has resulted in an increase to the capacity of the mill.

Minesite costs per tonne at Goldex were approximately C$21 in the fourth quarter of 2010, down from C$23 in the fourth quarter of 2009.  For the full year 2010, minesite costs per tonne were approximately C$22, slightly below the C$23 per tonne in 2009, largely due to the strong tonnage performance which more than offset industry wide cost pressures.  Agnico-Eagle believes this is one of the lowest cost hard rock underground mines in the world on a minesite cost per tonne basis.

Payable gold production in the fourth quarter of 2010 was 43,110 ounces at total cash costs per ounce of $370.  This compares to fourth quarter 2009 gold production of 46,075 ounces at total cash costs per ounce of $338.  The decrease in gold production is due to the scheduled mining of lower grade during the 2010 period which also negatively impacted the cost per ounce.

For the full year 2010, Goldex’s payable gold production was a record 184,386 ounces at total cash costs per ounce of $335.  This compares favourably to full year 2009 production of 148,849 ounces at total cash costs per ounce of $366.  The improved performance at Goldex is reflective of the ongoing optimization efforts at the mine and improved throughput.

Gold production for 2011 is expected to be approximately 183,500 ounces.

Due to exploration success in 2010, it is expected that the mine life of Goldex may be extended as the deeper D Zone is explored and quantified.  Beginning in 2011, it is expected that a ramp will be driven below the current workings to facilitate additional drilling which would be incorporated in a feasibility study considering the extraction of this zone.  The study is expected to be completed in mid-2013.

Goldex Longitudinal Section

Kittila Mine — Growing Reserves and Record Mill Recoveries

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.9 million ounces from 32.7 million tonnes grading 4.6 g/t.  This is up approximately 21%, or 0.9 million ounces, from the 2009 level largely as a result of successful resource to reserve conversion drilling below the Suuri and Roura orebodies.

The following link shows a Kittila longitudinal section and the area of new reserves.

Kittila Longitudinal Section

The Kittila mill processed an average of 2,619 tonnes per day in the fourth quarter of 2010, compared with its 3,000 tonne per day design rate.  A two week maintenance shutdown in early October was largely responsible for the lower-than-design throughput.  In the fourth quarter of 2009, the Kittila mill processed 2,728 tonnes per day.

Gold recoveries in the fourth quarter of 2010 were a quarterly record of 81.8%, nearing the design rate of 83%.  This compares with the fourth quarter of 2009 when the recoveries were 76.2%.  This improvement in mill recovery was largely due to a mid-year 2010 breakthrough in the process which resulted in the ability to lower the chloride levels in the feed to the autoclave.  Recoveries in excess of 85% have been recently achieved.

Minesite costs per tonne at Kittila were approximately €79 in the fourth quarter 2010, compared to €46 in the fourth quarter of 2009.  The increase in minesite costs was largely due to ore re-handling (blending) as the mine dealt with high sulphur ore for the first time.  Higher costs associated with the start-up phase and commercial production in the underground mine also negatively impacted the 2010 costs.  Additionally, costs were affected by high maintenance costs (and reduced equipment availability) and unbudgeted contractor costs.

In December, operations and costs at Kittila stabilized significantly as the mill gained experience with the high sulphur ore and the underground mine nears its design throughput.  For the month, throughput in the mill averaged approximately 3,200 tpd, mill recoveries were 82.5%, minesite costs per tonne were €72 and total cash costs per ounce were $685.

This improved performance has extended into January and February, as Kittila has continued to exceed its design throughput,  while minesite costs per tonne and total cash costs per ounce continue to decrease from the December level.

For the full year 2010, the minesite costs per tonne were €66, compared to €54 in 2009.  This increase is largely attributable to the above-mentioned cost pressures.

Fourth quarter 2010 gold production at Kittila was below expectations at 29,721 ounces with a total cash cost per ounce of $832.  In the fourth quarter of 2009 the mine produced 35,270 ounces at total cash costs per ounce of $464.  The lower production and higher cost were the result of the previously discussed factors.

For the full year 2010, payable gold production from Kittila was 126,205 ounces at total cash costs of $657 per ounce.  In 2009, the mine produced 71,838 ounces of gold at total cash costs of $668 per ounce.  The higher production and lower cost in 2010 was largely due to a combination of 28% higher throughput and 27% higher mill recovery in 2010 as optimization efforts in the mill succeeded.  These factors were partly offset by much higher minesite costs as discussed above.

The Company believes that it has now achieved steady state production at Kittila, with recoveries consistently above the design rate of 83%.  As a result, minesite costs and total cash costs per ounce are expected to decline significantly in 2011.  Gold production in 2011 is expected to be 147,100 ounces.

A study is underway examining the possibility of increasing the production rate at Kittila.  Results of the study are expected to be completed in the third quarter of 2011.  A third quarter reserve and resource update is expected as well.

Lapa — Steady Performance During 2010

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.7 million ounces from 2.8 million tonnes grading 7.4 g/t.

The Lapa circuit, at the LaRonde mill, processed an average of 1,517 tpd in the fourth quarter of 2010.  This compares with an average of 1,191 tonnes per day in the fourth quarter of 2009 as Lapa successfully achieved its design rate of 1,500 tpd.  For the full year 2010, Lapa averaged 1,512 tpd compared with 1,090 tpd in 2009, the mine’s first year of operation.

Minesite costs per tonne were C$115 in the fourth quarter of 2010, 22% below the C$148 in the fourth quarter of 2009.  The lower cost is largely due to good cost control and the increased throughput, as mentioned above.

Full-year minesite costs in 2010 were C$114 per tonne, significantly below C$140 achieved in 2009.  The improved operating performance is attributable to realized efficiencies as the Company gained valuable experience with the orebody.

Payable production in the fourth quarter of 2010 was 29,288 ounces of gold at total cash costs per ounce of $564.  This compares favourably with the fourth quarter of 2009, when production was 22,590 ounces of gold at total cash cost per ounce of $608.  The improvements were largely due to improved throughput, but also higher grade as dilution was reduced in 2010 through optimization of drilling, blasting and support patterns.

For the full year 2010, payable production was 117,456 ounces of gold at total cash costs of $529 per ounce.  As Lapa came into commercial production partway through 2009, prior year production was 52,602 ounces of gold at total cash costs of $751 per ounce.

Payable production in 2011 is expected to be approximately 125,000 ounces of gold.

During 2011, an exploration drift will facilitate drilling along the trend to the east and at depth.  These areas have not previously been explored.  The drilling is intended to investigate the possibility of  extending the mine life.

Pinos Altos — Record Gold Production at Low Costs

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  For 2010, proven and probable reserves, including the stand-alone Creston Mascota deposit, total 3.3 million ounces of gold and 92.0 million ounces of silver from 44.2 million tonnes grading 2.3 g/t of gold and 64.8 g/t silver.

The Pinos Altos mill processed an average of 4,501 tpd in the fourth quarter of 2010.  This compares favourably with 1,863 tonnes per day in the fourth quarter of 2009 (its first quarter of operation).  Previous issues with tailings filter capacity were eliminated in the second half of 2010 with the installation of two additional filter banks.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd including a one week period during November 2010 when it operated at a rate of 5,300 tpd.  Higher throughput has been observed in each consecutive quarter at Pinos Altos since startup in the last quarter of 2009.

Minesite costs per tonne were $35 in the fourth quarter of 2010, compared to $27 in the partial fourth quarter of 2009.  In the fourth quarter of 2009, a greater proportion of lower cost heap leach tonnes were processed.  For the full year 2010, minesite costs per tonne were $35. With commercial production achieved at November 1, 2009, there is no comparable period in that year.   The minesite costs at Pinos Altos for Q4 and full year 2010 were lower than forecast.

Payable production in the fourth quarter of 2010 was a record 39,289 ounces of gold at total cash costs per ounce of $365.  This compares with production of 12,944 ounces at a total cash cost of $570 in the partial quarter of 2009.

The first gold production occurred at the satellite Creston Mascota project during the fourth quarter of 2010 with 666 ounces of payable gold production being reported from this heap leach operation (included in the Pinos Altos total).  Commercial production at Creston Mascota is expected to be achieved in the second quarter of 2011.

Full year 2010 production was 131,097 ounces at total cash cost per ounce of gold of $425.  There is no comparable period in 2009.

Payable production in 2011 (including Creston Mascota) is expected to be 199,000 ounces of gold and approximately 2.2 million ounces of silver.

The Company is evaluating alternatives with respect to increasing the underground mine capacity either through an additional production ramp or a production shaft.    The study is expected to be completed near the end of 2011.

Meadowbank — Optimization Ongoing

The 100% owned Meadowbank mine project in Nunavut, northern Canada, achieved commercial production in March 2010.  Proven and probable gold reserves total 3.5 million ounces from 34.1 million tonnes grading 3.2 g/t.  An additional 0.3 million ounces of indicated gold (9.1 million tonnes grading 1.0 g/t) resources are within the currently contemplated pit limits.

The Meadowbank mill processed an average of 6,659 tpd in the fourth quarter of 2010, essentially unchanged from the third quarter of 2010 as the new mine continues with a temporary secondary crushing arrangement.  The permanent secondary crushing facility is anticipated to be operational in the third quarter of 2011.  The design rate of 8,500 tpd is expected to be achieved at this time.

Minesite costs per tonne were C$91 in the fourth quarter and C$95 for the full year of 2010.  With commercial production achieved in March 2010, there is no comparable period in 2009.  These costs were higher than the C$82 per tonne which is expected in 2011.

The higher costs in 2010 are largely due to lower than planned throughput in the mill (approximately 19% lower than budget in the fourth quarter) largely due to the temporary crushing issues.

Payable production in the fourth quarter of 2010 was 75,990 ounces of gold at total cash cost per ounce of gold of $745.  Full year 2010 production was 265,659 ounces of gold at total cash costs per ounce of gold of $693.  These costs are expected to decline dramatically in 2011 as throughput improves.

Payable production in 2011 is expected to be 362,000 ounces of gold.

During the 2011 drilling season, conversion and expansion of the 0.3 million ounces (2.3 million tonnes grading 4.4 g/t) of indicated resource and 0.2 million ounces (0.8 million tonnes grading 5.6 g/t) of inferred resource around the southern end of the deposit will remain a priority.  A study considering an underground exploration ramp to examine this resource is expected to be presented to the Board in the second quarter of 2011.

Meliadine — Initial Gold Reserve Established, Gold Resource Expands

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

The initial reserve estimate is 2.6 million ounces of gold from 9.5 million tonnes grading 8.5 g/t.  It is expected that this reserve will continue to grow rapidly as the large gold resource is drilled extensively over the next 12 months.  Approximately $65 million is expected to be spent on Meliadine exploration in 2011.

In addition to the initial gold reserve, the Meliadine project contains 1.5 million ounces of indicated gold resource from 8.8 million tonnes grading 5.2 g/t.  It also includes approximately 2.6 million ounces of inferred gold resource from 11.8 million tonnes grading 6.9 g/t.

The following link shows the reserve and resource outlines for the main Tiriganiaq deposit.

Tiriganiaq Longitudinal Section

The Company is  evaluating the possibility of accelerating underground ramp development at Meliadine to facilitate exploration and development of the growing deposit.  The ramp study, and a reserve and resource update, are expected to be completed in the third quarter of 2011.

It is anticipated that the final feasibility will be presented to the Board for a production decision in 2013.  Earliest gold production is expected to be late 2015.

Depreciation Guidance

Agnico-Eagle expects 2011 amortization on its income statement to amount to $200 to $250 per reserve ounce.  This amount was approximately $195 in 2010 and $151 in 2009.

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for the adjusted plant, property and mine development totals by mine at December 31, 2010.

Mine Tour Meadowbank and Meliadine

Agnico-Eagle will be hosting a trip for equity analysts and buy-side investors on June 28, 2011 to Meadowbank.  The tour will include a project review of Meliadine while at the Meadowbank site.  The tour will be a day trip via chartered airplane from Toronto.  Interested parties should contact Hazel Winchester at hwinchester@agnico-eagle.com, or 416-847-3717.  All presentation materials will also be posted on the Company’s website.

Annual General Meeting

Friday April 29, 2011 at 11:00am

Vanity Fair Ballroom

Le Méridien King Edward Hotel

37 King Street East

Toronto, ON M5C 1E9

Dividend Record and Payment Dates for the Remainder of 2011

Record Date	Payment Date
March 1	March 15
June 1	June 15
September 1	September 15
December 1	December 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$65,517	$59,425	$203,240	$188,000
Goldex	50,121	33,891	163,529	88,151
Lapa	25,477	8,019	84,718	9,937
Kittila	17,467	14,964	72,400	18,993
Pinos Altos	34,998	2,363	85,344	2,363
Creston Mascota	—	—	—	—
Meadowbank (Note 2)	49,426	—	135,818	—
Total gross mine profit	243,006	118,662	745,049	307,444
Amortization	69,835	21,661	192,486	72,461
Corporate	51,268	30,275	117,360	126,945
Income before tax	121,903	66,726	435,203	108,038
Tax provision	33,940	18,790	103,087	21,500
Net earnings	$87,963	$47,936	$332,116	$86,538
Net earning per share	$0.53	$0.31	$2.05	$0.55
Operating cash flow	$90,575	$53,701	$483,470	$115,106
Realized price per sales volume (US$):
Gold (per ounce)	$1,387	$1,153	$1,250	$1,024
Silver (per ounce)	$31.96	$19.17	$22.56	$15.54
Zinc (per tonne)	$2,391	$2,506	$2,165	$1,808
Copper (per tonne)	$10,311	$7,469	$8,182	$6,140
Payable production:
Gold (ounces)
LaRonde	38,405	46,397	162,806	203,494
Goldex	43,110	46,075	184,386	148,849
Lapa	29,288	22,590	117,456	52,602
Kittila	29,721	35,270	126,205	71,838
Pinos Altos	39,289	12,944	130,431	16,189
Creston Mascota	666	—	666	—
Meadowbank (Note 2)	75,990	—	265,659	—
Total gold (ounces)	256,469	163,276	987,609	492,972
Silver (000s ounces)
LaRonde	766	860	3,581	3,919
Pinos Altos	427	100	1,185	116
Creston Mascota	493	—	493	—
Meadowbank (Note 2)	14	—	46	—
Total silver (000s ounces)	1,700	960	5,305	4,035
Zinc (tonnes)	14,939	15,450	62,544	56,186
Copper (tonnes)	935	1,523	4,224	6,671
Payable metal sold:
Gold (ounces — LaRonde)	39,896	44,453	163,781	206,536
Gold (ounces — Goldex)	48,067	47,208	183,357	144,182
Gold (ounces — Lapa)	31,177	23,885	123,136	41,721
Gold (ounces — Kittila)	28,722	30,659	129,639	59,385
Gold (ounces — Pinos Altos)	39,157	12,529	122,514	12,529
Gold (ounces — Creston Mascota)	—	—	—	—
Gold (ounces — Meadowbank) (Note 2)	79,849	—	250,629	—
Total gold (ounces)	266,868	158,734	973,056	464,353
Silver (000s ounces — LaRonde)	828	801	3,539	3,833
Silver (000s ounces — Pinos Altos)	406	38	1,137	38
Silver (000s ounces —Creston Mascota)	—	—	—	—
Silver (000s ounces — Meadowbank)	14	—	46	—
Total silver (ounces)	1,248	839	4,722	3,871
Zinc (tonnes)	15,212	13,951	59,566	58,391
Copper (tonnes)	941	1,532	4,223	6,689
Total cash costs per ounce of gold (Note 3,4):
LaRonde	$(250)	$(84)	$(7)	$103
Goldex	$370	$338	$335	$366
Lapa	$564	$608	$529	$751
Kittila	$832	$464	$657	$668
Pinos Altos	$365	$570	$425	$570
Creston Mascota	—	—	—	—
Meadowbank (Note 2)	$745	—	$693	—
Weighted average total cash costs per ounce	$462	$295	$451	$346

Note 1

Gross mine profit is calculated as total revenues from all metals produced by a mine minus total production costs related to that mine.

Note 2

Meadowbank achieved commercial production as of March 1, 2010.  Payable production includes commercial production of 264,575 ounces since March 1, 2010 and pre-March 1, 2010 production of 1,084 ounces.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

Note 4

Certain measures have been reclassified in prior periods to conform to the current periods’ presentation.  The aggregate effect of the changes are immaterial in nature. As of February 16, 2011, the Company reports total cash costs per ounce and minesite costs per tonne using the more common industry practice of deferring certain stripping costs attributable to future production.  This methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.  The previous period’s cash costs have been adjusted accordingly.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at December 31, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$104,645	$163,593
Trade receivables	112,949	93,570
Inventories:
Ore stockpiles	67,764	41,286
Concentrates	50,332	31,579
Supplies	149,647	100,885
Other current assets	188,885	173,127
Total current assets	674,222	604,040

Other assets	61,502	33,641
Future income and mining tax assets	1,647	27,878
Goodwill	200,064	—

Property, plant and mine development	4,564,563	3,581,798
	$5,501,998	$4,247,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$170,967	$155,432
Dividends payable	108,009	28,198
Interest payable	9,743	1,666
Income taxes payable	14,450	4,501

Total current liabilities	303,169	189,797

Long term debt	650,000	715,000

Fair value of derivative financial instruments	142	663

Reclamation provision and other liabilities	145,536	96,255

Future income and mining tax liabilities	737,701	493,881

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 168,763,496 (December 31, 2009 — 156,655,056)	3,078,217	2,378,759
Stock options	78,554	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	440,265	216,158
Accumulated other comprehensive income	28,390	51,049

Total shareholders’ equity	3,665,450	2,751,761
	$5,501,998	$4,247,357

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

REVENUES
Revenues from mining operations	$439,004	$225,597	$1,422,521	$613,762
Interest and sundry income	1,209	2,713	75,392	16,172
Gain on sale of available-for-sale securities	11,302	3,667	19,487	10,142
	451,515	231,977	1,517,400	640,076
COSTS AND EXPENSES
Production	195,998	106,935	677,472	306,318
Exploration and corporate development	15,008	7,561	54,958	36,279
Amortization	69,835	21,661	192,486	72,461
General and administrative	22,732	17,864	94,327	63,687
Provincial capital tax	704	849	(6,075)	5,014
Interest	14,958	2,596	49,493	8,448
Foreign currency loss	10,377	7,785	19,536	39,831

Income before income, mining and federal capital taxes	121,903	66,726	435,203	108,038
Income and mining tax expense	33,940	18,790	103,087	21,500

Net income for the period	$87,963	$47,936	$332,116	$86,538

Net income per share — basic	$0.53	$0.31	$2.05	$0.55

Net income per share — diluted	$0.51	$0.30	$2.00	$0.55

Weighted average number of shares outstanding (in thousands)
Basic	168,342	156,570	162,386	155,942
Diluted	172,856	159,939	165,842	158,621

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Operating activities
Net income for the period	$87,963	$47,936	$332,116	$86,538
Add (deduct) items not affecting cash:
Amortization	69,835	21,661	192,486	72,461
Future income and mining taxes	20,226	18,422	66,928	20,309
Gain on sale of available-for-sale securities	(11,302)	(3,667)	(19,487)	(10,142)
Reversal of mark-to-market gain — Comaplex	—	—	(64,508)	—
Amortization of deferred costs and other	12,688	14,699	74,186	63,370
Changes in non-cash working capital balances
Trade receivables	(29,135)	(21,923)	(19,379)	(47,930)
Income taxes payable	9,697	(1,273)	9,949	(313)
Inventories	(19,392)	1,227	(91,305)	(90,772)
Other current assets	(3,314)	(14,469)	(29,278)	4,834
Interest payable	(9,838)	197	8,077	1,520
Accounts payable and accrued liabilities	(36,853)	(9,109)	23,685	15,231
Cash provided by operating activities	90,575	53,701	483,470	115,106

Investing activities
Additions to property, plant and mine development	(114,985)	(173,994)	(511,641)	(657,175)
Acquisition, investments and other	(6,206)	7,181	(5,893)	41,878
Cash used in investing activities	(121,191)	(166,813)	(517,534)	(615,297)

Financing activities
Dividends paid	—	—	(26,830)	(27,132)
Repayment of capital lease and other	(3,243)	(5,064)	(16,019)	(13,177)
Proceeds from notes	40,000	—	1,311,000	—
Repayment of long term debt	(105,000)	30,000	(1,376,000)	515,000
Sales-leaseback financing	7,156	7,861	14,017	21,389
Credit facility financing cost	(97)	(9)	(12,772)	(4,784)
Proceeds from common shares issued	50,776	4,746	84,659	68,522
Cash provided by (used in) financing activities	(10,408)	37,534	(21,945)	559,818

Effect of exchange rate changes on cash and cash equivalents	(2,447)	139	(2,939)	4,585

Net increase (decrease) in cash and cash equivalents during the period	(43,471)	(75,439)	(58,948)	64,212
Cash and cash equivalents, beginning of period	148,116	239,032	163,593	99,381

Cash and cash equivalents, end of period	$104,645	$163,593	$104,645	$163,593
Other operating cash flow information:
Interest paid during the period	$24,465	$8,810	$41,429	$18,535
Income, mining and capital taxes paid during the period	$7,674	$1,049	$25,199	$8,792

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Total Production costs per Consolidated Statements of Income	$195,998	$106,935	$677,472	$306,318

Attributable to LaRonde	49,739	41,117	189,146	164,221
Attributable to Goldex	16,774	16,462	61,561	54,342
Attributable to Lapa	17,692	18,250	66,199	33,472
Attributable to Kittila	22,235	19,287	87,740	42,464
Attributable to Pinos Altos	29,206	11,819	90,293	11,819
Attributable to Meadowbank	60,352	—	182,533	—
Total	$195,998	$106,935	$677,472	$306,318

LaRonde
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$49,739	$41,117	$189,146	$164,221
Adjustments:
Byproduct revenues	(59,376)	(41,878)	(192,155)	(138,262)
Inventory and other adjustment(i)	372	(2,837)	3,287	(3,809)
Non-cash reclamation provision	(337)	(320)	(1,344)	(1,198)
Cash operating costs	$(9,602)	$(3,918)	$(1,066)	$20,952
Gold production (ounces)	38,405	46,397	162,806	203,494
Total cash costs (per ounce)(iii)	$(250)	$(84)	$(7)	$103

Goldex
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$16,774	$16,462	$61,561	$54,342
Adjustments:
Byproduct revenues	748	—	727	—
Inventory and other adjustment(i)	(1,519)	(831)	(253)	383
Non-cash reclamation provision	(54)	(47)	(216)	(196)
Cash operating costs	$15,949	$15,584	$61,819	$54,529
Gold production (ounces)	43,110	46,075	184,386	148,849
Total cash costs (per ounce)(iii)	$370	$338	$335	$366

Lapa
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$17,692	$18,250	$66,199	$33,472
Adjustments:
Byproduct revenues	682	—	644	—
Inventory and other adjustment(i)	(1,830)	(4,514)	(4,683)	6,072
Non-cash reclamation provision	(14)	(12)	(57)	(25)
Cash operating costs	$16,530	$13,724	$62,103	$39,519
Gold production (ounces)	29,288	22,590	117,456	52,602
Total cash costs (per ounce)(iii)	$564	$608	$529	$751

Kittila
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$22,235	$19,287	$87,740	$42,464
Adjustments:
Byproduct revenues	332	—	252	—
Inventory and other adjustment(i)	2,252	(2,813)	(4,774)	1,565
Non-cash reclamation provision	(78)	(93)	(334)	(254)
Cash operating costs	$24,741	$16,381	$82,884	$43,775
Gold production (ounces)	29,721	35,270	126,205	65,547
Total cash costs (per ounce)(iii)	$832	$464	$657	$668

Pinos Altos
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	29,206	$11,819	90,293	$11,819
Adjustments:
Byproduct revenues	(10,054)	(625)	(25,052)	(625)
Inventory and other adjustment(i)	296	(5,356)	2,925	(5,356)
Non-cash reclamation provision	(214)	(100)	(858)	(100)
Stripping costs (if portion capitalized vs expensed) (ii)	(4,921)	(253)	(11,857)	(253)
Cash operating costs	$14,313	$5,485	$55,451	$5,485
Gold production (ounces)	39,289	9,634	130,431	9,634
Total cash costs (per ounce)(iii)	$365	$570	$425	$570

Meadowbank
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	60,352	$—	182,533	$—
Adjustments:
Byproduct revenues	8	—	(584)	—
Inventory and other adjustment(i)	(2,432)	—	6,911	—
Non-cash reclamation provision	(437)	—	(1,315)	—
Stripping costs (if portion capitalized vs expensed) (ii)	(842)	—	(4,321)	—
Cash operating costs	$56,649	$—	$183,224	$—
Gold production (ounces)	75,990	—	264,576	—
Total cash costs (per ounce)(iii)	$745	$—	$693	$—

Minesite Cost per Tonne LaRonde

(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$49,739	$41,117	$189,146	$164,221
Adjustments:
Inventory and other adjustments (iv)	372	1,370	3,287	234
Non-cash reclamation provision	(337)	(320)	(1,344)	(1,198)
Minesite operating costs (US$)	$49,774	$42,167	$191,089	$163,257
Minesite operating costs (C$)	$50,416	$44,455	$194,993	$184,233
Tonnes of ore milled (000s)	637	642	2,592	2,546
Minesite cost per tonne (C$) (v)	$79	$69	$75	$72

Goldex
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$16,774	$16,462	$61,561	$54,342
Adjustments:
Inventory and other adjustments (iv)	(1,519)	(831)	(253)	383
Non-cash reclamation provision	(54)	(47)	(216)	(196)
Minesite operating costs (US$)	$15,201	$15,584	$61,092	$54,529
Minesite operating costs (C$)	$15,397	$16,304	$62,545	$60,986
Tonnes of ore milled (000s)	722	704	2,782	2,615
Minesite cost per tonne (C$) (v)	$21	$23	$22	$23

Lapa
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$17,692	$18,250	$66,199	$33,472
Adjustments:
Inventory and other adjustments (iv)	(1,830)	(4,514)	(4,683)	6,072
Non-cash reclamation provision	(14)	(12)	(57)	(26)
Minesite operating costs (US$)	$15,848	$13,724	$61,459	$39,518
Minesite operating costs (C$)	$16,053	$16,262	$62,771	$42,055
Tonnes of ore milled (000s)	140	110	552	299
Minesite cost per tonne (C$) (v)	$115	$148	$114	$140

Kittila
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$22,235	$19,287	$87,740	$42,464
Adjustments:
Inventory and other adjustments (iv)	2,252	(2,813)	(4,774)	1,565
Non-cash reclamation provision	(78)	(93)	(334)	(254)
Minesite operating costs (US$)	$24,409	$16,381	$82,632	$43,775
Minesite operating costs (EUR)	€19,035	€11,467	€63,464	€30,568
Tonnes of ore milled (000s)	241	251	960	563
Minesite cost per tonne (EUR) (v)	€79	€46	€66	€54

Pinos Altos
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$29,206	$11,819	$90,293	$11,819
Adjustments:
Inventory and other adjustments (iv)	296	(5,356)	2,925	(5,356)
Non-cash reclamation provision	(214)	(100)	(858)	(100)
Stripping costs (if portion capitalized vs expensed) (ii)	(4,921)	(253)	(11,857)	(253)
Minesite operating costs (US$)	$24,367	$6,110	$80,503	$6,110
Tonnes of ore processed (000s)	699	227	2,318	227
Minesite cost per tonne (US$) (v)	$35	$27	$35	$27

Meadowbank
(thousands of dollars, except where noted)	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Production costs	$60,352	$—	$182,533	$—
Adjustments:
Inventory and other adjustments (iv)	(2,432)	—	6,911	—
Non-cash reclamation provision	(437)	—	(1,315)	—
Stripping costs (if portion capitalized vs expensed) (ii)	(842)	—	(4,321)	—
Minesite operating costs (US$)	$56,641	$—	$183,808	$—
Minesite operating costs (C$)	$57,373	$—	$190,980	$—
Tonnes of ore milled (000s)	631	—	2,001	—
Minesite cost per tonne (C$) (v)	$91	$—	$95	$—

(i)     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)    In this report, and going forward, the Company will report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.  The previous period’s cash costs have been calculated accordingly.  In addition, the Company has applied this methodology to the minesite cost per tonne calculation as well.

(iii)   Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments, certain stripping costs and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)   This inventory adjustment reflects production costs associated with unsold concentrates.

(v)    Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2010)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	1.87					890	14,804
Kittila (open pit)	4.19					53	395
Kittila (underground)	6.00					2	8
Kittila total proven	4.23					55	403
Lapa (underground)	7.24					261	1,122
LaRonde (underground)	2.36	55.17	0.26	2.78	0.32	366	4,838
Meadowbank (open pit)	3.13					85	839
Pinos Altos (open pit)	0.89	13.26				31	1,078
Pinos Altos (underground)	2.52	78.68				144	1,786
Pinos Altos total proven	1.90	54.06				175	2,864
Subtotal Proven Mineral Reserve	2.29					1,832	24,869

Probable Mineral Reserve
Goldex (underground)	1.62					676	12,990
Kittila (open pit)	5.28					281	1,657
Kittila (underground)	4.61					4,544	30,672
Kittila total probable	4.64					4,826	32,329
Lapa (underground)	7.56					416	1,709
LaRonde (underground)	4.63	23.99	0.28	0.90	0.07	4,452	29,892
Meadowbank (open pit)	3.18					3,402	33,259
Meliadine (open pit)	6.91					953	4,287
Meliadine (underground)	9.89					1,647	5,180
Meliadine total probable	8.54					2,600	9,467
Pinos Altos (open pit)	1.98	45.34				1,083	16,987
Pinos Altos (underground)	2.58	79.64				2,013	24,311
Pinos Altos total probable	2.33	65.53				3,096	41,298
Subtotal Probable Mineral Reserve	3.76					19,467	160,944
Total Proven and Probable Mineral Reserves	3.57					21,299	185,813

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.77					8,273
Kittila (underground)	2.41					15,348
Lapa (underground)	4.10					1,770
LaRonde (underground)	1.89	23.96	0.12	1.36	0.13	6,933
Meadowbank (open pit)	1.40					23,441
Meadowbank (underground)	4.39					2,318
Meadowbank total indicated	1.67					25,759
Meliadine (open pit)	5.25					1,968
Meliadine (underground)	5.20					6,839
Meliadine total indicated	5.21					8,807
Pinos Altos (open pit)	0.88	12.42				15,832
Pinos Altos (underground)	1.25	35.76				9,789
Pinos Altos total indicated	1.02	21.34				25,621
Swanson (open pit)	1.93					504
Total Indicated Resource	2.10					95,135

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.87					18,798
Bousquet (underground)	7.45					1,667
Bousquet total inferred	2.32					20,464
Ellison (underground)	5.81					786
Goldex (underground)	1.67					25,813
Kittila (open pit)	3.71					362
Kittila (underground)	2.44					7,958
Kittila total inferred	2.50					8,320
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	8.27					454
LaRonde (underground)	3.72	12.24	0.27	0.48	0.05	11,526
Meadowbank (open pit)	1.85					9,393
Meadowbank (underground)	5.62					824
Meadowbank total inferred	2.15					10,218
Meliadine (open pit)	4.86					2,388
Meliadine (underground)	7.47					9,446
Meliadine total inferred	6.94					11,834
Pinos Altos (open pit)	0.87	17.34				21,913
Pinos Altos (underground)	2.38	59.24				3,744
Pinos Altos total inferred	1.09	23.46				25,657
Total Inferred Resource	2.59					118,111

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.  No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at February 16, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Under National Instrument 43-101, a mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  All reserves disclosed in this press release qualify as mineral reserves under both National Instrument 43-101 and the SEC’s Industry Guide 7.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Bruno Perron Ing., Meadowbank Superintendent of geology	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	February 26, 2010

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2010.  Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated December 15, 2010.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.